WTC Inc. Domestic Sales Representative Agreement

This agreement is entered into at Bozeman, Montana by and between WTC Inc., a Montana Corporation, hereinafter referred to as "WTC" or "Company", and

Bob Thompson

Cal-Bay Controls

1582 Parkway Loop

Suite G

Tustin, CA 92780

hereinafter referred to as "Representative"

WITNESSETH

In consideration of the mutual promises, covenants, and obligations hereinafter set forth, the parties hereto agree as follows:

I.

1. WTC hereby appoints Representative as an exclusive Representative for certain WTC products as set forth in this Agreement for the following territory:

State of California

2. Representative hereby accepts such appointment and agrees to promote the sale of said products, to solicit orders for said products, and to furnish maintenance support for WTC products sold within the territory of Representative, upon terms and conditions set forth hereinafter.

3. The WTC products included in this Agreement, and the commissions allowed to Representative from the list prices for such WTC products are specified in Exhibit A which is attached to and made part of this Agreement, and the services to be performed by Representative in connection with the installation, operation, and support of said products are set forth in Section II Paragraph 3.

II. Obligations of the Representative

1. Representative shall use its best efforts to promote and follow the established policies of WTC which are communicated to the Representative.

2. Representative shall devote such time and expense as shall be necessary to sell, promote the sale of (by means of exhibits, direct mail, and other methods), and service WTC products with all due diligence.

3. Representative shall assist WTC personnel in installing WTC products and in instructing customer personnel in proper application and operation thereof, as required by WTC. WTC will provide major service and repair. Representative shall assist WTC personnel with service, troubleshooting and maintenance for the products during and as specified by the terms of WTC's Warranty policy (Exhibit C) and thereafter shall keep WTC informed of any service requirements in Representative's territory.

4. Representative shall furnish all reasonable assistance when WTC elects to promote its products by participation in trade shows, symposia, etc. within the territory of the Representative.

5. Representative shall maintain sales and support facilities with minimum standards as established by and acceptable to WTC.

6. Representative shall not promote, sell, or handle any other product or equipment which WTC shall deem to be competitive with any product of WTC, except with prior written consent of WTC. Representative shall immediately discontinue the promotion, sale, or handling of any such competitive product or equipment upon written request of WTC.

7. Representative shall keep WTC informed of all principals it currently represents or shall in the future (during the term of this Agreement) represent.

8. Representative shall submit quarterly sales forecasts and contact reports for all sales contacts made on behalf of WTC. Representative shall make every reasonable effort to supply any other relevant sales and marketing information which WTC may from time to time request.

9. Terms of payment for customers in Representative's Territory are "NET 30 DAYS WITH APPROVED CREDIT" unless otherwise authorized.

10. Representative will advise WTC immediately and in writing of all sales quotations made by Representative.

11. Representative agrees to market and sell WTC's products only within the territory defined in Section I, Paragraph 1 of this Agreement. Representative agrees that it will not, in any manner whatsoever, market or sell WTC's products outside this territory without the prior specific written agreement of WTC.

12. Representative agrees to hold in strict confidence, and not to disclose to others or to use, either before or after the termination of this Agreement, any technical or business information, technology, manufacturing process, experimental work, customer information, trade secret or other confidential matter confided to or learned by him.

III. Obligations of WTC

1. WTC shall furnish Representative with up-to-date price lists for the Company's products.

2. WTC shall make reasonable efforts to keep Representative apprised of any changes to existing products and of new products, policies, and procedures.

3. WTC shall pay commission to Representative for orders placed by Representative on behalf of customers located in Representative's territory and for such orders received from customers located within Representative's territory as are the direct result of Representative's performance of his duties under this Agreement. These commissions shall be calculated on the net invoice amount (gross billings reduced by such items as include, but are not limited to, special discounts, allowances, taxes, freight, insurance, etc) of orders for the products covered by this Agreement, provided that such orders are received from and shipped to end users located within Representative's territory. Commissions will be paid during the month following the month in which WTC receives payment from the customer. Commissions previously paid to Representative for sales of items which have been subsequently returned for credit shall be charged to the Representative and deducted from future commissions.

4. WTC reserves the right to alter, amend, or change the terms and conditions of sale, prices, charges for shipping and packing, etc. at any time. Notice of such changes will be made in writing to Representative at least fifteen (15) days prior to the effective date of any such change.

IV. General Representations

1. WTC shall have the right, in its sole discretion, to accept or reject any order from Representative's territory.

2. Representative is not and shall not represent itself to be an employee or an agent of WTC, and shall not have authority to bind WTC in any manner whatsoever; and shall not make commitments or representations on behalf of WTC; and shall not make any agreement or perform any act which may subject WTC to any liability whatsoever.

3. Representative stipulates and agrees that it is an independent contractor and shall not have nor assert any power or authority, expressed or implied, except as expressly provided in this Agreement.

4. Representative expressly agrees and obligates itself to hold WTC forever harmless from any liability whatsoever arising or resulting from any action or omission on the part of Representative, its agents or Representatives, and to indemnify WTC for any loss which WTC may sustain by reason of any action, omission, or representation of Representative, its agents or Representatives.

V. Trademarks

1. Representative agrees that WTC is the exclusive owner of all right, title, and interest in the various names, trademarks, service marks, and the several other word and design marks which WTC uses, together with any new or revised names or designs which WTC may adopt, to identify itself or any of its products.

2. Representative is granted the non-exclusive privilege of displaying such trademarks, service marks, word and design marks when acting under this Agreement and in connection with the sale of the Products. He shall not use any other trademarks, brand names, service marks, word or design marks in connection with the Products. The Representative agrees to discontinue the display or use of such marks, or to change the manner in which any such mark is used, when requested to do so by WTC.

3. Representative agrees that he will not use trademarks, service marks, or word and design marks that are the property of WTC in connection with any products or any activities that are not covered by this Agreement or are not authorized by this Agreement. Any such unauthorized use of WTC's marks will be considered a breach of this agreement.

4. Representative agrees that he will not apply for the registration of any trademarks, service marks, or word or design marks that are the property of WTC or that are used in connection with the Products, nor for the registration of any such marks that are similar thereto.

5. Representative agrees that, upon the termination of this Agreement, he will immediately cease to use trademarks, service marks, and word and design marks that are the property of WTC. The Representative further agrees that, upon the termination of this Agreement, he will make no claim to the continued use of such marks or against the use of such marks in the "[territory by WTC or by anyone duly authorized by WTC.

VI. Term of Agreement and Termination

1. Subject to the provisions of this Section, this Agreement shall become effective on October 1, 2000 and shall continue for a term of one year thereafter. At the end of that period, the Agreement will continue to renew for successive one-year periods, unless it is terminated by either party giving written notice to the other party of its intent to terminate the Agreement and specifying a date for termination. If WTC is terminating the Representative, the termination date shall be not less than ninety (90) days from the mailing date of such notice, except in those cases described in Paragraphs 2 and 3ofthis Section. If the Representative is terminating the Agreement, the termination date shall be the mailing date of the termination notice, unless otherwise mutually agreed.

2. The first six months following the date on which this Agreement first becomes effective shall be considered a trial period. During this period either party may terminate this Agreement with immediate effect and with or without cause upon giving written notice to the other party.

3. WTC may terminate this Agreement with immediate effect upon giving Representative written notice of Representative's default of its obligations under this Agreement. Events causing default include but are not limited to:

A. Delinquent payment or failure to remit funds as agreed;

B. Failure to maintain demonstration unit(s)in a condition acceptable to WTC;

C. Disclosure of WTC confidential or proprietary information;

D. Representation of a competitive product without WTC's specific written consent;

E. Failure to provide adequate customer service and support;

F. Failure to provide adequate sales efforts;

G. Marketing WTC's products outside the territory without the specific written permission of WTC;

H. The sale, lease, or other disposition by Representative of its present business, management organization, in any manner which shall be deemed by WTC to be detrimental to the business interests of WTC.

I. If Representative shall become bankrupt or financially insolvent; J. Any other material violation of the terms of this Agreement.

4. During the interval between the mailing of any termination notice and the termination date, WTC shall endeavor to accept and comply with any purchase order received from the Representative's territory and as a result of Representative's performance of his duties, in accordance with terms of this Agreement.

5. Representative agrees to deliver to WTC, within thirty (30) days after the mailing date of any termination notice given by WTC, or at the same time as any termination notice given by Representative, a written list of all prospective customers for which the Representative has delivered a written price quotation for the WTC products.

6. For only those prospective customers whose names appear on the list described in the preceding Paragraph, Representative shall receive a sales commission for each purchase order for WTC products received and accepted by WTC from those prospective customers within thirty (30) days immediately following the termination date of this Agreement, such commission to be equivalent to one half, or fifty percent (50%), of the commission allowed to Representative as provided in Exhibit A. Representative shall not receive any commission or any other compensation for transactions with customers whose names and quotations do not appear on the list described in the preceding Paragraph.

7. Representative shall not receive any sales commission on any purchase order for WTC products which may be received and accepted by WTC after the lapse of the 30 day period following the termination date of this Agreement and described in the preceding Paragraph.

8. If this Agreement is terminated for any reason, Representative shall immediately return to WTC all catalogues, samples, equipment on loan, support documentation, or any other data supplied by WTC which is in the possession of Representative; and all other records, quotations, specifications, etc. shall be considered confidential property of WTC.

VII.

1. This Agreement shall be governed by and construed in accordance with the laws of the United States and the laws of the State of Texas.

2. The exclusive jurisdiction and venue of any litigation between WTC and Representative which may arise from any dispute concerning this Agreement, or any violation thereof, shall be vested in the appropriate Court of Travis County, Texas, which shall have competent jurisdiction of such controversy.

3. Representative shall not have the right to transfer or to assign this Agreement, in whole or in part, directly or indirectly, without the prior written consent of WTC.

4. This Agreement contains the entire understanding of the respective parties hereto, and supersedes any and all oral or written agreements, representations, or warranties which are not set forth herein. This Agreement may not be altered or modified except by a writing signed by the party to be charged thereunder.

5. This Agreement will bind and will inure to the benefit of both parties and their respective successors in interest.

6. All notices specified in this Agreement shall be in writing, addressed to the other party, and may be mailed by Registered or Certified Mail, or the equivalent thereof to the addresses herein indicated; and such notice shall be effective as of the date of such mailing. Any such notice may alternatively be sent by electronic facsimile (fax); however all risk of failure or error in transmission is on the party giving such notice.

FOR REPRESENTATIVE FOR WTC INC.

[Cal-Bay Controls] WTC Inc.

[1582 Parkway Loop, Suite G] 2000 Fairway Drive

[Tustin, CA 92780] Bozeman, MT 59715

BY: /s/ BY: /s/

[Chuck Prebay] Charles T. Kendrick

[Sales Manager] General Manager

DATE: 10/23/00 DATE: 10/10/00

..

Exhibit A

Representative: Cal-Bay Controls

VIII. Commissionable Items

1. All Products and Services offered by WTC and sold by the Representative will earn commissions with the exception of items set forth in Exhibit A Section II: Product Commission % All WTC Products and Services 15% of Net Invoice

IX. Non-Commissionable Items

WTC reserves the right from time to time and in its sole discretion to designate certain products, upgrades, market segments, channels of distribution, specific customer accounts, or service as non-commissionable. These may include OEM products, Private label instruments, Special Engineering charges, or charges for technical assistance. In the event WTC determines an item or items to be Non-Commissionable, the representative will be notified when quotation is released. The following are current non-commissionable items or customer accounts. (These products or accounts are non-commissionable for the life of the Agreement unless modified in a writing signed by WTC.)

1. All travel expenses including but not limited to air fare, accommodations, meals, automobile rental, entertainment, and other travel expenses associated with WTC Products and Services.

2. Product support via telephone that is not included in a standard WTC Support Agreement sold by the Representative.

3. Current Non-commissionable items, Customer accounts, or Impending sales as set forth in Exhibit B.

X. Split Commissions

WTC reserves the right, in its sole discretion, to split commissions when multiple sales agents are involved in the sale or support of a product. Factors considered in the split will include, but will not be limited to, sales effort and expected future support responsibilities of the various agents. Normally splits will include 20% for the purchase order, 50% for the engineering of a system, and 30% for destination. However, all such splits will be determined by WTC case-by-case.

XI. Options/Sub-Assemblies/Accessories

Options, sub-assemblies, and accessories sold by the Representative shall be commissionable subject to Exhibit A Sections I and II.

XII. Discounted Prices

WTC reserves the right to discount prices in its sole discretion but will discuss with the Representative any discount~ prior to offering the discount to the customer. The amount of the discount shall be shared by both WTC and the Representative. WTC will assume burden of the first 5% of discount. The remaining discount will be structured with WTC assuming 50% and the Representative assuming 50% of the discount in excess of 5%. In every case, the representative shall receive no less than 5% commission of the net (after discount) price.

Example: A system is sold for $50,000. Standard commission is 15%, or $7500. Another system is quoted for $50,000, with a 10% discount, so the sales price is $45,000. Using the commission rate of 15%, the commission would be $6750. However, the entire discount of $5000 would not be completely absorbed by WTC. Sharing the discount on a 50% to 50% ratio on discount in excess of5%, the Representative would absorb 50% of the $50,000 * (.10-.05) = $2500 for a discount sharing amount of$1250. Therefore the commission would be reduced by $1250 from $6750 for a total due to the Representative of$5500. WTC would absorb the $2500 of the first 5% of discount plus $1250 of the 50/50 split or $3750.

XIII. Service or Spare Parts not Included in Original Order

Service or Spare Parts sold by the Representative shall be commissionable subject to Exhibit A Sections I and II.

XIV. Transfer of Equipment

Existing equipment transferred or delivered from one territory to another after initial commission has been paid will not be commissionable.

Note: WTC expressly reserves the right to change its commissions and commission policies. WTC will notify Representative of any such changes thirty (30) days in advance of the effective date of the changes.

Exhibit B

Non-Commissionable Items; Impending Sales and Sales in Progress

Representative: Cal-Bay Controls

The following are current impending sales as of the starting date of this Agreement:

NAME OF COMPANY LOCATION PRODUCT/CONTACT

None Listed as of May 1, 2000

Exhibit C

WTC Limited Warranty

1. WTC Inc., "Seller," warrants that the goods sold are free of defects in materials and workmanship, and that they will conform to all pertinent written specifications as furnished with this instrument. No warranty is made for performance not covered by these written specifications.

2. The warranty made in Paragraph I includes only products manufactured by WTC, and is limited to a period of three (3) years from the date of shipment by Seller. During the warranty period seller will repair or replace, at its sole option, any defect in material or workmanship. All warranty repairs must be made at WTC facilities in Bozeman, MT.

3. This warranty is IN LIEU OF all other warranties, expressed, or implied. SELLER MAKES NO WARRANTY THAT SAID GOODS ARE FIT FOR ANY PARTICULAR PURPOSE, NOR ANY WARRANTY AS TO THE MERCHANT ABILITY OR QUALITY OF SAID GOODS SOLD EXCEPT AS HEREIN STATED.

4. All claims for alleged defects of goods under this warranty shall be deemed waived unless made in writing and delivered to Seller within three (3) years after date of shipment, unless otherwise specified herein below, and on any such claim, Seller has the option of inspecting the goods claimed defective at the Buyer's place of business or having them reshipped to Seller for inspection at Buyer's expense.

5. System components manufactured by WTC which have been repaired or replaced during the warranty period are themselves warranted only for the remaining unexpired portion of the original warranty or one (I) year, whichever is longer. Instrument parts which have been repaired or replaced after the end of the instrument warranty are warranted for one ( I) year from the date of shipment.

6. This warranty shall not apply where goods have been subject to misuse, neglect, accident, or improper application. This warranty shall not apply where goods have been repaired or altered by others, nor does this warranty apply to items consumed in the ordinary course of use of the goods, such as, but not limited to, batteries, paper, ink, fuses, and other consumables.

7. Transportation charges to and from Seller covering returned goods will be borne by Buyer. No returns will be accepted unless authorized by Seller.

8. If Buyer has removed the goods from the place in which the goods were originally installed, then Buyer will pay all transportation and labor costs incurred by Seller in performing Seller's obligations under this limited warranty.

9. SELLER'S LIABILITY SHALL BE LIMITED TO SELLER'S STATED SELLING PRICE PER UNIT OF ANY DEFECTIVE GOODS AND SHALL IN NO EVENT INCLUDE BUYER'S MANUFACTURING COST, LOST PROFITS, GOOD WILL OR ANY OTHER SPECIAL OR CONSEQUENTIAL DAMAGES.

10. Items produced by third party manufacturers shall carry that warranty provided to Seller by said third party manufacturers. Such \\Tarranty shall be passed by Seller to the Buyer.

11. This warranty shall be governed by and interpreted according to the laws of the State of Texas.

Exhibit D

WTC Standard Non-disclosure Agreement

[CAL-BAY CONTROLS]

1582 Parkway loop Suite G

Tustin, CA 92780

and WTC Inc., 2000 Fairway Drive, Bozeman. Montana 59715 (WTC) intend to enter into an agreement disclosure of such information by such officers, whereby: Cal-Bay Controls.

WILL SELL AND SERVICE WTC PRODUCTS

In order for the parties to accomplish this, it is necessary for the parties to disclose to each other certain information which each considers to be confidential and proprietary property. Hence, each agrees and shall provide to the other the necessary information subject to the following terms and conditions:

1. Confidential Information" shall mean information identified as confidential and proprietary property and relating to the products of each, whether written, graphic, or oral (if oral, provided same is confirmed in writing within 10 days of such oral disclosure) as well as manuals, drawings, procedures, etc. thereof, (and patent applications relative thereto) which have been or will be furnished to the other either directly or indirectly with the exception of the following:

a. Information that is now in the public domain or subsequently enters the public domain without fault on the part of either party hereto.

b. Information that either party can document was known to them prior to disclosure by the other.

c. Information that either party receives from any third party not under any obligation to keep such information confidential.

d. Information that is furnished to other s by either party without restriction on disclosures.

e. Information that is or has been developed by either party independently from the information received from the other party to this agreement.

2. Both parties agree that they will maintain in confidence all Confidential Information. In this regard, each agrees to disclose Confidential Information only to those officers, employees, and consultants of the other who are directly concerned with the use and evaluation of said information for the purpose specified above, and each shall take all necessary and reasonable precautions to prevent such information from being disclosed to any unauthorized person, firm, or company. Upon disclosing Confidential Information to its officers, employees, and consultants, each party shall advise said officers, employees, and consultants of the confidential nature thereof, and of the obligations undertaken by each party pursuant to this agreements, and shall take all necessary and reasonable precautions to prevent the unauthorized disclosure of such information by such officers, employees, and consultants.

3. Both parties agree not to use Confidential Information for any purpose except as provided herein, without first obtaining the other's expressed written consent.

4. The obligations under this Agreement shall terminate three years from the latest of:

a. The date of this agreement, or

b. The date of the last disclosure of Confidential Information by either party.

5. Each party shall return all copies of any documented information within thirty days of receipt of a written request from the other to do so.

6. Nothing contained herein shall be construed as granting or implying any right to either party under any letters patent or any right to use any invention covered thereby.

7. This agreement shall be governed by and construed in accordance with the laws of the State of Texas.

8. Neither party shall use the name of the other in any publicity or advertising concerning the subject matter of this Agreement without the prior written approval of the other. In witness thereof this agreement has been duly executed by the parties hereto on the dates inscribed below:

9. Either party, upon thirty (30) days notice to the other, may terminate this Agreement with respect to disclosure thereafter.

For: CAL-BAY CONTROLS

Name: Charles A. Prebay

Signature: /s/

Title: Sales Manager

Date: 10/13/00

For: WTC Inc.

Name: Charles T. Kendrick

Signature: /s/

Title: General Manager

Date: 10/10/00